Appendix E: Supporting Documents

Please note that all of the information hosted on the WeVidIt App may be found in Appendix A: Business Description & Plan. Refer to Appendix A in the Form for a description of the material content of such information of the project. Further such disclosures on risks can be found within “Risk Factors” in this Form, as well as in the text of the Offering Agreement found in Appendix B, A video associated with the Offering is publicly available on https://app.wevidit.com/. A transcript of the video is below:

Video Transcript:

Waitress 0:02

Wherever you want babe. So what is your deal? Mine my deal what do you do

Issac 0:13

I work the night shift at a morgue.

Waitress 0:31

Oh, well that makes sense. I'm kidding. Wait, hey. You come in here every night. I give you what you want

Issac 0:47

I'm sorry

Waitress 0:51 Tuesday's my night off. Alright so what are you gonna show me around or what

Issac 1:06 Don't. It's my father's. It's private.

Clerk 1:16 You remember what your mama's milk tastes like? You're the reason she off'd herself.

Waitress 1:24

We can.

Mixed Voices 1:24

Yes we can, you know, we can't. We can do it together! Hey Greg!

END TRANSCRIPT.

In addition to the information expressly required to be included in this Form , please find included:

1. Operating Agreement,
2. LLC Articles OR Certificate of Organization
3. Welcome Packet
4. Statement of Information